SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Register # 1431 - 1

SUMMARY OF THE MINUTES OF THE 71ST EXTRAORDINARY MEETING OF THE
BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio, 800, City of Curitiba, State of Paraná. 2. DATE AND TIME: May 19, 2005, at 2 pm. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior – Chairman; Rubens Ghilardi – Executive Secretary.
4. DELIBERATIONS TAKEN:
I. approved, by unanimous vote, the adequacies to the Sarbanes-Oxley Law, by means of: a) the creation of an Audit Committee subject to the Board of Directors and consequent inclusion of the paragraph 3 in the Article 11 of the Company’s Bylaws, to be submitted to the General Shareholders’ Meeting, with the following wording: “Paragraph 3 - At the minimum, three Board of Directors’ members shall compose Copel’s Audit Committee, which shall be ruled by a specific internal regulation”; b) the amendment to the subsection VI, of the article 15 and to the subsection IX, of article 21, of the Company’s Bylaws, to be submitted to the General Shareholders’Meeting, with the following wording: “Article 15 - It is incumbent upon the Board of Directors: (...) VI to manage, approve and revise the annual plan of internal audit works of the Company’s business processes and management" and “Article 21 - It is incumbent upon the CEO: (...) IX to provide funds for the accomplishment of the internal audit activities”; and, c) the approval of the internal regulation of the Audit Committee and the appointment to compose the referred Committee, after formally created by the General Shareholders’ Meeting, of the Board Members Acir Pepes Mezzadri, Rogério de Paula Quadros and Laurita Costa Rosa, this last one appointed as a financial expert. Subsequently, a wording shall be analyzed and adjusted, which comprises the form of appointment and dismissal of internal auditors.
II. approved, by unanimous vote, the call notice for the Extraordinary Shareholders’ Meeting, on a date to be settled;
III. approved, by unanimous vote, the Company’s Internal Audit planning for the period between 2005 and 2007;
IV. ratified, by unanimous vote, the contracting of the auditing firms Trevisan Auditores Independentes for Companhia Paranaense de Gás - Compagás and Martinelli Auditores for Centrais Elétricas do Rio Jordão S.A. – Elejor. This approval was necessary because Compagás already has and Elejor shall have their accounts fully included in Copel’s consolidated balance sheet and not only by equity investment accounting;
V. ratified, by unanimous vote, with abstention of the Board Member Maria Aparecida Rodrigues Plaça, the appointment of Mr. Leonilso Jaqueta to take over the Expansion and New Market Office of Sercomtel S.A.;
VI. approved, by unanimous vote, the sale of Copel’s quotas in Consórcio Rio Farinha, with the guidance that in all the stakes Copel withdraws from, the amount to be received shall be audited, confirming if there was any possible loss for the Company, as well as if there are evidences of fraud in the cause of this loss and, in a positive case, after verifying the responsibilities, the Company shall take the appropriate measures;
VII. decided, by unanimous vote, that the change in the settlement method of the assets due to the company Amec by the dissolution of Copel Amec S.C shall be demonstrated by means of a new report, containing, inclusively, all the history of that company, and it shall be discussed in the next board meeting;
VIII. approved, by unanimous vote, the guidelines to be complied with for the execution of the agreement on the employees’ profit sharing for 2005;
IX. ratified, by unanimous vote, that, since the 161 st Extraordinary General Meeting, which, among other statutory amendments, the name and attributions of some offices were changed: Mr. José Ivan Morozowski as Chief Generation and Transmission and Telecom Officer and Mr. Assis Corrêa as Copel’s Chief Legal Officer, being, therefore, the current Management, which exercises the 2003 to 2006 term of office, comprised by the following members: CEO, CFO and Investor Relations Officer: Rubens Ghilardi; Chief Distribution Officer: Ronald Thadeu Ravedutti; Chief Business Management Officer: Luiz Antonio Rossafa; Chief Generation and Transmission and Telecom Officer: José Ivan Morozowski; and Chief Legal Officer: Assis Corrêa;
X. approved, by unanimous vote, the proposal for the Chief Business Management Officer to submit to the Company’s Legal Officer a dismissal process, which has already been concluded, with the obligation to inform afterwards the Board if there was any irregularity in this process and, if positive, if there is any revision possibility. Nothing more to be dealt with, the meeting was adjourned at 6:30 pm.
5. SIGNATURES: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; ACIR PEPES MEZZADRI; MARIA APARECIDA RODRIGUES PLAÇA; ROGÉRIO DE PAULA QUADROS; SÉRGIO BOTTO DE LACERDA; LAURITA COSTA ROSA; NELSON FONTES SIFFERT FILHO;   RUBENS   GHILARDI    –   Executive    Secretary. ---------------------

The text of the Minutes of the 71st Extraordinary Meeting of Copel’s Board of Directors was drawn up in the Company’s Book #5, registered with the Board Trade of the State of Paraná under # 00/056085-5, on August 8, 2000.

RUBENS GHILARDI
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.